LIBERTY-STEIN ROE FUNDS INVESTMENT TRUST
Liberty Midcap Growth Fund
Stein Roe Capital Opportunities Fund
Stein Disciplined Stock Fund
Stein Roe Large Company Focus Fund
Stein Roe Small Company Growth Fund

RESOLVED that effective as of August 1, 2000, the Board establishes, designates and authorizes the issuance of five classes of shares of each of the Midcap Growth Fund, Capital
Opportunities Fund, Disciplined Stock Fund,
Large Company Focus Fund and Small Company Growth Fund with the existing shares designated as Class S shares and four classes designated as Class Z, Class A, Class B and Class C;
and the officers are hereby authorized to do or cause to be done any actions necessary to give effect to the creation of each such class of shares for each such Fund, including filing an amendment or amendments to the registration statement of the Trust.